[Letterhead of The9 Limited]

February 6, 2013

VIA EDGAR AND FAX

Kathleen Collins, Accounting Branch Chief

Megan Askt, Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The9 Limited (the “Company”)
Form 20-F for the fiscal year ended December 31, 2011
Filed March 22, 2012
File No. 001-34238

Dear Ms. Collins and Ms. Askt:

This letter sets forth our responses to the comments contained in the letter dated January 23, 2013 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”). For ease of reference, we have set forth the Staff’s comments and our response for each item below.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Results of Operations, page 52

1.	Aside from the information provided in your response to prior comment 3, tell us whether there are any other operational statistics and usage patterns monitored by the company which affect your results of operations. For example, it would seem that disclosing the average number of users would be useful information to investors as it could add context to the percentage of your total users that pay to play and the potential market for future paying players. We refer you to Section III.B of SEC Release 33-8350 for guidance.

In response to the Staff’s comment, the Company proposes to further enhance its disclosure by including the information related to the average number of quarterly active users, average number of quarterly paying users and average quarterly revenue per paying user. Specifically, the Company proposes to include disclosures substantially in the form as shown below in its annual report on Form 20-F for the fiscal year ended December 31, 2012 to replace the disclosure included on page 53 under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations — Year 2011 Compared to Year 2010 — Revenue — Online Game Services” in its annual report on the 2011 Form 20-F. To facilitate the Staff’s review process, updated portion of the disclosure is shown in underline.

Our revenues from online game services increased by 2.4%, from RMB106.5 million in 2010 to RMB109.0 million (US$17.3 million) in 2011. The increase was primarily due to an increase in revenues from TV games, partially offset by a decrease in revenues from PC games.

Our revenues from PC games decreased from RMB101.8 million in 2010 to RMB94.6 million (US$15.0 million) in 2011, primarily due to a decrease in the number of average quarterly paying users from 116,203 in 2010 to 113,507 in 2011 and a decrease in our average quarterly revenue per paying user from RMB234 in 2010 to RMB215 in 2011. The decrease in average quarterly paying users was in line with the decrease in our number of average quarterly active users from 2,527,451 in 2010 to 1,989,833 in 2011. Such decreases were mainly associated with our commercialized games launched in or before 2010 which have reached the mature stage of their life cycles and are experiencing a decreasing trend in popularity, although the decrease was slightly offset by a scalable PC game we launched in 2011. We expect the revenue from the mature games to continue to decrease, and if we are unable to introduce more popular new games on a timely manner, this decreasing trend will have a material and adverse effect on our financial condition, results of operations and cash flows.

The number of quarterly active users refers to the number of users who log into our games at least once during a quarter. The number of average quarterly active users is the average of quarterly active users for each of the four quarters during a year. Quarterly paying user refers to the number of users who purchase virtual currency at least once for our online games during a quarter. Average quarterly paying user is the average of quarterly paying users for each of the four quarters during a year. Quarterly revenue per paying user refers to our revenues from online games during a given quarter divided by the number of the quarterly paying users. Average quarterly revenue per paying user is the average of quarterly revenues per paying users for each of the four quarters during a year.

Our revenues from TV games increased from RMB3.8 million in 2010 to RMB9.2 million (US$1.5 million) in 2011. This increase was primarily due to an increase in the number of average quarterly paying users from 62,013 in 2010 to 124,536 in 2011 and an increase in the average quarterly revenue per paying user from RMB13 in 2010 to RMB19 in 2011, all due to continuous expansion in our TV game platform and more quality games launched in 2011. Unlike PC games, our TV games are operated through telecom carriers and we do not maintain information relating to active user pursuant to our cooperation agreements with the telecom carriers.

The average quarterly revenue per paying user of our PC games is significantly higher than that of our TV games because the PC game players are mostly teenagers with higher spending power while the TV game players are mostly children and elderly people with lower spending power.

2.	The revised disclosures provided in response to prior comment 3 indicate that your PC games revenue decreased due to decreases in your average quarterly paying users and average quarterly revenue per paying user. Please revise further to explain the reasons for the decreases in such quarterly averages.

The Staff’s comments are duly noted and the Company has proposed to revise its future filings to provide disclosure regarding the reasons for the decreases in average quarterly paying users and average quarterly revenue per paying user. Company respectively refers the Staff to our response to comment 1 for our proposed disclosure.

Item 15. Controls and Procedures

Disclosure Controls and Procedures, page 83

3.	Please revise your December 31, 2011 Form 20-F to include the revisions proposed in your response to our prior comment 6 as it relates to management’s conclusions regarding the effectiveness of the company’s disclosure controls and procedures.

The Staff’s comments are duly noted. The Company will file an amendment to its annual report on the 2011 Form 20-F to include management’s conclusions regarding the effectiveness of the company’s disclosure controls and procedures.

Item 18. Financial Statements

Note 2. Principal Accounting Policies

Revenue Recognition, page F-20

4.	Please describe further, for us, (a) the in-game features that are immediately consumed, (b) the premium features with stated expiration and (c) the in-game perpetual features. Please provide specific examples for each of these virtual goods and tell us how you determined which in-game premium features are considered to be consumed immediately versus those that are consumed over the estimated average life of game play.

In response to the Staff’s comments, the Company has set out below certain examples for each of the three types of game items that it sells to the game users:

(a) In-game features that are immediately consumed:

“Healing Potion” is an in-game item commonly purchased and used by players in role playing games. By consuming it, it increases the Health Point, or HP, of the player for a designated amount for one time. When the player is attacked by an enemy or monster in the game, the HP of the player will drop accordingly and the player will be killed if the HP decreases to zero. As such, the player typically needs to purchase and consume the Healing Potion to replenish the HP to avoid being killed.

(b) Premium features with stated expiration:

In our games, certain in-game items have a stated expiration period. For example, when a player uses a “Magic Stick”, a special skill for fighting which causes greater damage to enemies or monsters is made available to the player. Such functionality of the “Magic Stick” to provide the special skill is only valid for thirty days from the date of purchase. After the thirty-day period, the player cannot use the “Magic Stick” purchased anymore and the player needs to purchase another “Magic Stick” for the special skill for future fights.

(c) In-game perpetual features:

A typical example for an in-game item with perpetual features is an avatar, which players may use to customize their characters. The avatar has no time limit. Once the player purchase and apply the avatar, the player can always see its character with that specific avatar when the player logs in the game.

The Company evaluates the terms related to its in-game features to determine the proper category which such items fit into (i.e., immediately consumable, with stated period of duration or durable, and perpetual) and apply the revenue model accordingly. Immediately consumable items are in-game features that are immediately consumed by a specific action, such as the Healing Potion mentioned above. In these instances, the Company will recognize revenue once the item is consumed because its consumption is completed immediately upon the election to utilize the feature by the game player. For premium features with stated expiration, like the Magic Stick mentioned above, there is an explicit period during which the Company provides access or use of the feature purchased by the game player. Accordingly, the Company recognizes the related revenue ratably over the feature’s stated period of use, such as thirty days in the example of the “Magic Stick.” For the in-game perpetual features, as discussed in the Company’s previous response, the Company applies a user-based revenue model, pursuant to which the period of delivery is considered to be the estimated average life of game play for paying players. Therefore, revenue from the avatar is recognized over the average life of game play determined for the specific game, starting from the time when the player applies the avatar.

Note 4. Variable Interest Entities, page F-28

5.	The proposed disclosure provided in response to our prior comment 9, states in part, that the Exclusive Technical Service Agreements have an initial term of 20 years, with the earliest expiration date being December 31, 2029. However, as per our review of Exhibit 10.4 (as filed with your November 26, 2004 Form F-1) and Exhibit 4.32 (as filed with your December 31, 2010 Form 20-F), it appears that the 20-year term only applies to the Huopu Cloud agreement. Please revise the proposed disclosure to properly reflect the terms of the Exclusive Technical Service Agreement between for both of your VIE arrangements. To the extent that the terms of the Shanghai IT Agreement were changed, please file a copy of the amended Agreement as an Exhibit. We refer you to the Instructions as to Exhibits of Form 20-F.

The Company respectfully advises the Staff that the terms of the Exclusive Technical Service Agreement dated January 1, 2004 between The9 Computer and Shanghai IT (filed as Exhibit 10.4 with the Company’s registration statement on Form F-1 dated November 26, 2004 ) (“Shanghai IT Agreement”) was amended on December 15, 2010. The amended Shanghai IT Agreement provides that it takes effect on January 1, 2010 retrospectively and shall remain in effect for 20 years (with the earliest expiration date being December 31, 2029). As a result, the 20-year term is applicable to both the Huopu Cloud Agreement (filed as Exhibit 4.32 with the Company’s annual report on Form 20-F dated December 31, 2010), and the amended Shanghai IT Agreement.

In response to the Staff’s comment, the Company will file a copy of the amended Shanghai IT Agreement as an exhibit to its amendment to the annual report on 2011 Form 20-F.

6.	We note your response to prior comment 10 where you state “…if the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the financial condition, and results of operation of the VIEs, which are disclosed in F-28, which would likely be a material adverse event for the Company.” Please revise to include this information in your Note 4 disclosures in future filings.

The Staff’s comments are duly noted and the Company plans to include such disclosure in its annual report on Form 20-F for the fiscal year ended December 31, 2012.

Note 19. Refund of WoW Game Points, page F-49

7.	You state in your response to our prior comment 13 that the unrelated Chinese online game company which took over the WoW license in the PRC publicly committed to WoW players that they could use any unconsumed WoW point cards sold by The9 and continue to play WoW on their company’s platform. Tell us how you account for WoW points used by your cardholders on the other company’s platform. Tell us how you are able to determine when the points are used in game play and tell us the amount of revenues recognized from such usage for each period since the loss of the WoW license. If you have not recognized any revenues for previously activated points consumed since the loss of the WoW license or to the extent that you do not intend on recognizing any such revenues, please explain why.

The Company respectively advises the Staff that it believes that the offer to honor the activated and unconsumed game points by the unrelated Chinese online game company which took over the WOW license was a marketing technique adopted by such company to attract and maintain existing players of the game. This offer was made without the participation of the Company and the Company does not believe that the offer relieved the Company of its legal obligations to WoW players with respect to the unconsumed game point cards sold by the Company. Accordingly, the Company does not account for the activated and unconsumed game points used on the platform of the unrelated Chinese game company based on such usage information as the offer to honor such game points does not affect the Company’s obligations the purchasers of such game points.

As previously discussed in the Company’s response to the Staff’s comment 13, the Company determined, in consultation with its PRC legal counsel, that at the time the Company lost the WoW license, it was no longer in a position to honor its commitments to game players who purchased point cards. The Company considered the guidance in ASC 405-20-40-1 which states, in part, as follows:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

b. [The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

Accordingly, the Company identified two types of refund obligations (or liabilities), depending on whether the game point cards were activated or unactivated.

For unactivated WoW game point cards, the Company made a public announcement with respect to its plans to make refunds. As a result of such actions, the Company believes that, pursuant to the Article 135 of the General Principles of the Civil Law of the PRC (1987) and Article 6 of Regulations about Limitation of Action of PRC 2008, the statute of limitations of the creditors (in this case the game players with claims for refund of unactivated WoW game point cards) to assert their claims for refund is two years from the date on which the relevant announcement was made, September 7, 2009. Pursuant to the advice of the Company’s PRC legal counsel, the Company determined that it was legally released from the refund liability associated with any outstanding unactivated WoW game point cards on September 7, 2011. As disclosed in footnote 19 to the financial statements included in the 2011 Form 20-F, the associated liability amounting to RMB26.0 million (US$4.1 million) was recognized as other operating income for the year ended December 31, 2011.

For activated and unconsumed WoW game point cards, in light of the unrelated Chinese online game company’s public announcement to allow players to use such game point cards sold by the Company on its platform and the Company’s decision not to make a public announcement regarding the refund of these game point cards, the PRC legal counsel of the Company advised the Company that the governing law regarding the statute of limitations to claims relating to the refund for such game point cards is the Article 137 of the General Principles of the Civil Law of the PRC (1987), which provides a general statute of limitations of 20 years. Accordingly, the Company will not be legally released from the liability to make refund for activated but unconsumed point cards until 20 years after the date of breach or infringement (considered to be in 2009 when the Company ceased providing services related to WoW). Until such time, the Company will be obligated to make refund to holders of such cards who advance appropriate claims. As disclosed in footnote 19 to the financial statements included in the 2011 Form 20-F, the legal liability relating to the activated WoW game points of RMB170.0 million (US$27.0 million) still exist as of December 31, 2011 and, to the extent not refunded, will be legally released within 20 years from 2009 pursuant to applicable laws.

8.	Tell us why the company chose not to make any public announcements with respect to granting refunds for activated but unconsumed point cards related to the WoW games. Assuming you had chosen to do so, tell us whether pursuant to PRC regulations you would have been considered released from this liability sooner than 20 years.

The Company respectfully advises the Staff that PRC law does not confer any general obligation requiring the Company to make any public announcements in this regard. In addition, the Company has no such contractual obligation under the game service agreement between the Company and purchasers of the WoW game point cards to do so. In light of the unrelated Chinese online game company’s public announcement to allow players to use such game point cards sold by the Company on its platform, the management of the Company believed that it was in the Company’s best interest not to make any public announcements with respect to such activated and unconsumed game point cards. Solely for purposes of responding to the Staff’s inquiry, the Company, after consulting with its PRC legal counsel, is of the view that it is likely that the Company would be released from the legal liability to make refund sooner than 20 years, if the Company had made public announcements with respect to such game point cards.

9.	We note from your response to prior comment 8 that for your current games you recognize breakage for unused points at the point redemption becomes remote. Tell us your consideration to recognize breakage for your activated but unused WoW points or explain further why you believe you should not recognize such amounts. Also, please provide the specific accounting guidance considered in determining that it is appropriate to wait 20 years before recognizing amounts related to your unused WoW game points.

The Company respectfully advises the Staff that, as discussed in its response to the Staff’s comment 7 above, at the time the Company lost the WoW license, it was no longer in a position to honor its commitments to game players who purchased point cards. Prior to this, the Company had not lost the license to any of its games, and as a result had insufficient company-specific historical basis to estimate the likely settlement of obligations with respect to the refunding of game point cards.

In light of such lack of factual information with historical events of this magnitude, the Company determined that it was unable to account for these outstanding obligations by applying a “breakage” concept. Specifically, the Company notes the guidance provided by Pamela R. Scholsser in a speech made at the 2005 AICPA Conference on Current SEC and PCAOB Developments, during which the recognition of breakage was addressed. In the speech, the Company notes that the SEC staff reminded the audience of its previously stated position that it is appropriate for a vendor to apply the liability derecognition guidance contained in paragraph 16 of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (codified in ASC 405-20-40-1), to these circumstances. In the speech, the Staff further noted various acceptable methods for recognizing gift card breakage income. The speech states, in part:

Consistent with the staff’s previous views, recognizing gift card breakage as the vendor is legally released from its obligation, for example at redemption or expiration, or at the point redemption becomes remote. [Emphasis added]

Given the unique nature of the loss of this license, the Company did not have sufficient company-specific historical basis to make the appropriate estimates of future refunds, and cannot assert that material adjustments to previous amounts recognized as revenue will not be made, if the Company were to have applied breakage to the WoW unused point cards. As such, the Company concluded that it was appropriate in this instance to account for the liabilities pursuant to the guidance in ASC 405-20-40-1, which states, in part, as follows:

A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

b. [The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor.

As discussed above, in consultation with its PRC legal counsel, the Company determined that the governing law with respect to the refund of unactivated and unconsumed game point cards was the Article 137 of the General Principles of the Civil Law of the PRC (1987). In particular, Article 137 provides a general statute of limitations of 20 years after the time of breach/infringement for protecting creditor’s rights. Accordingly, in consultation with PRC legal counsel, the Company concluded that it will not be legally released from this refund liability for activated but unconsumed point cards until 20 years after the date of breach or infringement, which is considered to be in 2009 when the Company ceased providing services related to WOW. In light of the disclosures included in the subsection headed “Critical Accounting Policies” and footnote 19 to the financial statements included in its annual report on the 2011 Form 20-F, the Company respectfully submits that it believes that the disclosures on the accounting treatment of the matter is adequate for investors to understand the nature and the legal and financial impact of the matter, assuming no material change in refund requests occur.

Note 28. Commitments and Contingencies

28.3 Contingencies, page F-59

10.	Notwithstanding your response to our prior comment 14, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for the Maradona litigation, please indicate as such in your next periodic filing and disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide the revised disclosures that you intend to include in your next filing.

The Company respectively advises the Staff that, based on discussions with its PRC legal counsel, it currently believes that it is highly unlikely that the court will adjudicate a fine exceeding the amount that it has recognized (i.e., RMB2 million (US$0.3 million)). The Staff’s comment is duly noted. In future periods, if any matter causes the Company to believe that there is at least a reasonable possibility that a loss exceeding amounts already recognized may incur for the Maradona litigation, the Company will indicate as such in its periodic filing and disclose an estimate of the additional loss or range of loss (or state that the estimate is immaterial in lieu of providing quantified amounts if applicable), or otherwise state that such an estimate cannot be made.

In response to the Staff’s comment, the Company proposes to further enhance the related disclosure and include disclosure substantially in below form in its annual report on Form 20-F for the fiscal year ended December 31, 2012. To facilitate the Staff’s review process, updated portion of the disclosure is shown in underline.

In May 2011, Diego Maradona filed a lawsuit in the Beijing No. 1 Intermediate People’s Court against Shanghai IT and a third-party company in China, alleging that the defendants used his name and image in a web and social game operated by the Group without his authorization. In July 2011, the plaintiff amended his complaint to include The9 Computer as a defendant. The plaintiff in the case demanded, among other things, that the defendants pay RMB20 million for its alleged losses. In consultation with its PRC legal counsel, the Group estimates that it is probable that the Group would lose the lawsuit and the contingent loss was estimated to be approximately RMB2 million (US$0.3 million), which estimate is made based on, among other relevant factors, remedies for other similar civil lawsuits. Accordingly, the Group recorded a contingent loss of RMB2 million (US$0.3 million) in the year ended December 31, 2011. As of December 31, 2011, the Company believed that it was highly unlikely that the court would adjudicate a fine exceeding the amount that it had recognized.

We hereby acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding the 2011 Form 20-F, please contact George Lai, our chief financial officer at +86 21 5172 9999, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

The9 Limited

By:	/s/ George Lai
Name:	George Lai
Title:	Chief Financial Officer